Shandong Zhouyuan Seed and Nursery Co., Ltd.
238 Jianxingdong Street
Laizhou, Shandong Province
The People’s Republic of China

November 11, 2008

Mr. Blaise Rhodes
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street NE
Washington, DC 20549

Re:	Shandong Zhouyuan Seed and Nursery Co., Ltd.
Form 10-KSB/A for Fiscal Year Ended December 31, 2007
Filed September 8, 2008
File No. 333-52472

Dear Mr. Rhodes:

This letter is a follow up response to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Shandong Zhouyuan Seed and Nursery Co., Ltd. (the “Company”) dated September 19, 2008.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Financial Statements

Notes to Financial Statements

Note 1. Organization and Operations, page F-7

Staff Comment 2. We have reviewed your response to our prior comment two noting that your response appears to be a reiteration of the disclosure within the financial statements and does not provide clarification surrounding your accounting for the transaction between Infolink and Zhouyuan. Your disclosure that Zhouyuan is consolidated under FIN 46(R) on a basis similar to a reorganization between entities under common control appears to represent two different accounting methodologies. Please provide a detailed analysis to support your accounting treatment. Depending on the accounting treatment you applied. Your analysis should include either (i) a thorough discussion of the requirements and specific accounting under FIN 46(R) or (ii) entities under common control under paragraphs D11-D18 of Appendix D of SFAS No. 141.

Response: Our proposed revision of the fifth paragraph of Note 1 to the financial statements is as follows:

Through the agreements described in the preceding paragraph, Infolink is deemed a 60% beneficiary and Zhouyuan is considered to be a variable interest entity (“VIE”) under the provisions of Financial Interpretation 46 (Revised) (“FIN 46(R)”) Consolidation of Variable Interest Entities issued by the Financial Accounting Standards Board (“FASB”). Under FIN 46(R) companies are required to consolidate VIEs for which they are the primary beneficiary.

Item 8A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 14

Staff Comment 3: We note that you have amended your 10-KSB to provide the disclosures required by Item 307 of Regulation S-B and your management has concluded that disclosure controls and procedures were effective as of the end of the fiscal year. Please tell us how management’s failure to provide the disclosure required by Item 307 of regulation S-B impacts the conclusion regarding the effectiveness of your disclosure controls and procedures. Please tell us the factors you considered to support management’s conclusion that disclosure controls and procedures were effective or amend your Form 10-KSB to disclose management’s revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year.

Response: Our proposed revision of the second paragraph of Item 8A is as follows:

Based upon the Evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that as of the end of the period covered by this Annual Report, our disclosure controls and procedures were ineffective in ensuring that the information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. The deficiency was a result of a language barrier which prevented the management from communicating directly with the Company’s legal and accounting professionals. The Company has since retained legal and accounting professionals who are bilingual in Chinese and English which the management believes will address this deficiency in its controls and procedures.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not asset staff comments as s defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the comments of the Staff. Comments or questions regarding this letter may be directed to the undersigned or Matthew Chang, Company counsel, at (415) 955-8900.

Sincerely,

/s/ Wang Zhigang
Wang Zhigang
Chief Executive Officer

Enclosures
CC:	Matthew Z. Chang
Crone Rozynko LLP